                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                             SUPERIOR NETWORKS, INC.
                           (Exact name of registrant as
                       specified in its corporate charter)




                                    333-54658
                                    ---------

                               Commission File No.



                   NEVADA                                98-0339543
                   ------                                ------------
          (State of Incorporation)                      (IRS Employer
                                                      Identification No.)



                         SUITE 1000 - 355 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA  V6C 2E8
                  --------------------------------------------
                     (Address of principal executive offices)


                                 (604) 519-6556
                                 --------------
                           (Issuer's telephone number)

                             SUPERIOR NETWORKS, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

This Information Statement is being delivered on or about March 5, 2002 to the holders of shares of the common stock, par value $.001 per share (the "Common
Stock") of Superior Networks, Inc., a Nevada corporation (the "Company") as of March 4, 2002. On March 4, 2002, Mr. Randy White (the "Seller"), the majority shareholder, president and a director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. Robert Rosner, the secretary and a director of the Company (the "Purchaser"). Under the terms of the Stock Purchase Agreement, Mr. White has sold to Mr. Rosner an aggregate of 5,000,000 shares of the common stock of the Company, representing approximately 67.2% of the Company's current outstanding shares of common stock. As a condition of the Stock Purchase Agreement, Mr. White, Mark McLean and Renotcka Rzepczyk will resign as directors of the Company, Mr. White will resign as president and Mr. McLean will resign as secretary. Mr. Rosner will remain as the sole director of the Company and will have the authority to appoint our executive officers to fill the vacancies of Mr. White and Mr. McLean. The changes to the board of directors of the Company and the Company's executive officers will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  SHAREHOLDERS

1.     Voting  Securities  of  the  Company

On March 4, 2002, there were 7,435,000 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.     Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of March 4, 2002 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

--------------------------------------------------------------------------------
                  Name and address           Number of Shares     Percentage of
Title of class    of beneficial owner        of Common Stock     Common Stock(1)
--------------------------------------------------------------------------------

Common Stock      Randy White,                      NIL                NIL%
                  Director and President

Common Stock      Robert Rosner(2),              5,000,000            67.2%
                  Director and Secretary

Common Stock      Mark McLean,                      NIL                NIL%
                  Director and Treasurer

Common Stock      Renotcka Rzepczyk,                NIL                NIL%
                  Director

Common Stock      All Officers and Directors     5,000,000            67.2%
                  as a Group (4 persons)

--------------------------------------------------------------------------------


(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of March 4, 2002, there were 7,435,000 shares of our common stock issued and outstanding.

(2) The shares denoted as being beneficially owned by Mr. Rosner represent those shares which Mr. Rosner has acquired from Mr. White pursuant to the Stock Purchase Agreement.

Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated.

3.     Changes  in  Control

On March 4, 2002, Mr. Robert Rosner, as purchaser, and Mr. Randy White, as seller, entered into the Stock Purchase Agreement, pursuant to which Mr. Rosner has acquired 5,000,000 shares of our common stock (representing approximately 67.2% of the outstanding shares of our common stock) for an aggregate purchase price of $50,000. The consideration for the acquisition has been paid from the personal funds of Mr. Rosner. The purchase of the shares of common stock by Mr. Rosner from Mr. White was consummated in a private transaction and Mr. Rosner may now be considered to be in "control" the Company. As a condition of the Stock Purchase Agreement, Mr. White, Mark McLean and Renotcka Rzepczyk will resign as directors of the Company, Mr. White will resign as president and Mr. McLean will resign as secretary. Mr. Rosner will remain as the sole director of the Company and will have the authority to appoint our executive officers to fill the vacancies of Mr. White and Mr. McLean. The changes to our board of directors and our executive officers are anticipated to be effective ten days after the delivery of this Information Statement to our shareholders.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control from Randy White to Robert Rosner, as described in this Information Statement.

DIRECTORS  AND  EXECUTIVE  OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, Randy White, Mark McLean and Renotcka Rzepczyk will each tender a letter of resignation to the Board to resign as directors and executive officers of the Company as contemplated by the Stock Purchase Agreement. Mr. Robert Rosner will continue as our sole director upon receipt of these resignations and will have the authority to appoint executive officers to fill the vacancies of Mr. White and Mr. McLean. Mr. Rosner is currently one of our directors and is our treasurer.

The following tables set forth information regarding our current executive officers and directors:

Directors:

Name of Director          Age
-----------------         ----
Randy White               32
Mark McLean               32
Renotcka Rzepczyk         26
Robert Rosner             37

Executive Officers:

Name of Officer          Age     Office

-----------------        ----    -------
Randy White              32      President
Mark McLean              32      Treasurer
Robert Rosner            37      Secretary

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Randy White - Mr. Randy White is President and a director of the Company and has served in this capacity since May 16, 2000. Mr. White is a real estate property developer and financial investor. His background is in residential and commercial real estate development and enterprise management. Mr. White has over ten years experience developing commercial and residential real estate valued at over $60 million. From 1990 to 1994, Mr. White was a project manager for Accord Custom Homes, Ltd., White Rock BC. Accord Custom Homes is a custom homebuilder in the White Rock area. Form 1995 to 1998 Mr. White was a co-owner of Ocean Pacific Developments, Inc., Vancouver BC. Mr. White was responsible for the financing of development projects and the management of such developments from conception to completion. Ocean Pacific Developments, Inc. developed custom homes, condominiums and commercial real estate in the Greater Vancouver area. His expertise in property development and financing has lead to the establishment of his own investment enterprise - Stratus Investments Group, Inc.

As founder and President of Stratus Investments Group in 1999, a private investment enterprise licensed by the Financial Institution Commission of British Columbia, Mr. White has successfully managed an array of investment activities including: all types of mortgage financing, bridge financing in real estate development and corporate finance for public companies. Mr. White is currently the President of Stratus Investments Group, Inc. and the company continues to operate in the same capacity since the date of incorporation.

Mr.  Robert  Rosner  is our secretary and is a member of our board of directors.
Mr. Rosner was appointed to our board of directors on February 1, 2002. Mr. Rosner was appointed as our secretary on February 1, 2002. Mr. Rosner has been the owner and the president of Rosner Communications Inc. since July 1985. Rosner Communications Inc. provides consulting services to public companies. Mr. Rosner has been the president and a director of Moreno Ventures Inc., a company listed on the Canadian Venture Exchange, since July 1994. Mr. Rosner has been the president and a director of Fortuna Ventures Inc., a company listed on the Canadian Venture Exchange, since June 1996. Mr. Rosner was a director of Global Tree Technologies, Inc., a company currently listed on the Canadian Venture Exchange, from May 1993 to February 1998. Moreno Ventures, Inc. and
Fortuna Ventures, Inc. are both companies engaged in the business of mineral exploration. Global Tree Technologies, Inc. is a company engaged in the business of marketing of a fast growing tree for production of wood products. Mr. Rosner has been a member of the Independent Order of Foresters since 1989, and a member of its executive committee since 1994. Mr. Rosner spends approximately 50% of his time on our business. Mr. Rosner is the president and a director of First Cypress Technologies, Inc., a company that is a reporting company under the Securities Exchange Act of 1934.

Mark McLean - Mr. Mark McLean is treasurer and a director of the Company and has served in this capacity since May 16, 2000. Mr. McLean's background is in technology and organizational development. In 1994, Mr. McLean graduated from the British Columbia Institute of Technology's Marine Operations program. He also has a certificate in Traffic, Customs and Transportation from Vancouver Community College. From 1994 to 1996, Mr. McLean worked as a transport analyst at Hanjin Shipping. From 1996 to 1998, Mr. McLean was the organizer of warehouse operations at Can-Ski and from 1998 to 1999, Mr. McLean was the organizer of warehouse operations at Lonsdale Event Rentals.

Renotcka Rzepczyk - Ms. Renotcka Rzepczyk is a director of the Company and has served in this capacity since May 16, 2000. Ms. Rzepczyk's background is in the social sciences area studying anthropology and archeology at Langara College from 1992 to 1994. From 1994 to 1995, Ms. Rzepczyk worked as an executive assistant with Mr. Jax Fashions Inc. Also, from 1995 to 1998, Ms. Rzepczyk was Production Assistant for Ingenuity Works Inc. Since 1998, Ms. Rzepczyk has been an executive/administrative assistant and accounts receivable clerk for Mercedez-Benz Canada and SimplyTravel.com.

Term  of  Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant  Employees

We have no significant employees other than the officers and directors described above.


LEGAL  PROCEEDINGS  INVOLVING  DIRECTORS  AND  EXECUTIVE  OFFICERS

The Company is not aware of any legal proceedings in which Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

-     Any  of  our  directors  or  officers;
-     Any  person  proposed  as  a  nominee  for  election  as  a  director;
- Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
-     Any  of  our  promoters;
- Any relative or spouse of any of the foregoing persons who has the same house as such person.

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended
November, 2001 all such filing requirements applicable to its officers and directors were complied with exception that reports were filed late by the following persons:

--------------------------------------------------------------------------------
                                  Number     Transactions    Known Failures
                                 Of Late     Not Timely      To File a Required
Name and Principal Position      Reports     Reported        Form
--------------------------------------------------------------------------------

Randy White, Director              One          None           One
President

Mark McLean, Director              One          None           One
Treasurer

Renotcka Rzepczyk, Director        One          None           One


--------------------------------------------------------------------------------


EXECUTIVE  COMPENSATION

The following table sets forth certain information as to the Company's highest paid executive officers and directors for the Company's fiscal year ended November 30, 2001. No other compensation was paid to any such officer or directors other than the cash and stock option compensation set forth below.


Summary  Compensation  Table

--------------------------------------------------------------------------------
                        ANNUAL COMPENSATION    LONG TERM COMPENSATION
                       --------------------  --------------------------
                                                   AWARDS       PAYOUTS
                                      Other  ------------------ -------
                                      Annual Restricted Options/  LTIP    Other
                                      Compen-   Stock    SARs*  payouts  Compen-
Name   Title     Year  Salary  Bonus  sation   Awarded   (#)      ($)     sation
--------------------------------------------------------------------------------
Randy  Director  2001     0      0      $0        0        0       0        0
White  and Pres- 2000     0      0      $0        0        0       0        0
       ident     1999    N/A    N/A     N/A      N/A      N/A     N/A      N/A

--------------------------------------------------------------------------------

Stock  Option  Grants

We did not grant any stock options to the executive officers during our most recent fiscal year ended December 31, 2001. We have also not granted any stock options to the executive officers since November 30, 2001.
Exercises  of  Stock  Options  and  Year-End  Option  Values

No stock options were exercised by our officers, directors and employees during the financial year ended November 30, 2001. No stock options have been executed since November 30, 2002
Outstanding  Stock  Options

We  do  not  have  any  stock  options  outstanding.


Dated: March 4, 2002                         By Order of the Board of Directors
                                             Superior Networks, Inc.

                                            /s/  Robert Rosner
                                            __________________________________
                                            Robert Rosner
                                            Secretary


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